UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2005

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

Osasco, São Paulo, Brazil, September 20rd, 2005

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
Washington, DC

Ref.: Payment of Monthly Interest on Own Capital .
        Banco Bradesco S.A.

Dear Sirs,

               The Board of Directors of this Bank, in a meeting held as of today, approved the proposal submitted by the Board of Executive Officers, to set the following system for monthly payment to shareholders of Interest on Own Capital, to be complied with by the Company:

a)	Record Date

–
For the purposes provided for by the Article 205 of the Law 6,404/76, the Monthly Interest on Own Capital shall benefit shareholders who are registered in the Company’s records on the first business day of each month;

b)	Payment Date

–
The Payments shall be made on the first business day of the subsequent month, by monthly advance of the mandatory dividend, by means of credit in the account informed by the shareholder or made available in the Company;

c)	Monthly Amount

–
R$0.057000 per common share and R$0.062700 per preferred share, to be paid by the net amount of R$0.048450 per common share and R$0.053295 per preferred share, minus Withholding Income Tax of fifteen percent (15%), except for legal entity shareholders which are exempt from the referred taxation, which shall receive by the declared value.”.

               The respective Interests will be computed, net of Withholding Income Tax, in the calculation of the mandatory dividends for the year as provided in the Corporate By-Laws.

               The Interests relating to the stocks under custody at CBLC - Brazilian Company and Depository Corporation will be paid to CBLC that will transfer to the stockholders through the depository Brokers.

Following, the Chairman stated that:

1.	the system approved will come into force from the Interest on Own Capital related to the month of October/2005, having as record date shareholding position as of 10.3.2005, to be paid on 11.1.2005;

2.
the Board of Executive Officers was authorized to take all the necessary steps in order to credit the respective interest in an individualized manner, as from this date, to the stock account of the Company’s stockholders;

3.
for the stockholders with inactive accounts, the interest amount will be maintained available in the Company, the same occurring in respect to those with no CPF (Individual Taxpayer Identification Number) or CNPJ (Corporate Taxpayer Identification Number) registered in the records, until they satisfy the legal requirement.

Cordially,

Banco Bradesco S.A.
José Luiz Acar Pedro
Executive Vice President and
Investor Relations Director

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 20, 2005

BANCO BRADESCO S.A.

By:	/S/ José Luiz Acar Pedro
José Luiz Acar Pedro Executive Vice President and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.